Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in Registration Statements on Form S-8 (File Nos. 333-222625, 333-218469, 333-215680, 333-211754, 333-208985, 333-203109, 333-196764, 333-194383, 333-185998, 333-180461, 333-171981, 333-147334, 333-157041, and 333-164469), and Form S-3 (File Nos. 333-211944 and 333-211943) of NovaBay Pharmaceuticals, Inc. of our report dated March 29, 2019 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's change in method of accounting for revenue from contracts with customers due to adoption of a new accounting standard, and an explanatory paragraph related to substantial doubt about the Company’s ability to continue as a going concern), relating to the consolidated financial statements of NovaBay Pharmaceuticals, Inc., which appears in this Annual Report on Form 10-K.

/s/ OUM & CO. LLP

San Francisco, California

March 29, 2019